
UNITED STATES BANKRUPTCY COURT

DISTRICT OF   DELAWARE


In Re. PLx Pharma Winddown Corp.	§	Case No. 23-10456
	§	
	§	Lead Case No. 23-10456
Debtor(s)	§	

☒ Jointly Administered

Monthly Operating Report

Chapter 11

Reporting Period Ended: 08/31/2023   Petition Date: 04/13/2023

Months Pending: 5   Industry Classification: 3 2 5 4

Reporting Method: Accrual Basis ◉   Cash Basis ○

Debtor's Full-Time Employees (current):   0

Debtor's Full-Time Employees (as of date of order for relief):   0

Supporting Documentation (check all that are attached):

(For jointly administered debtors, any required schedules must be provided on a non-consolidated basis for each debtor)

- ☒ Statement of cash receipts and disbursements
- ☒ Balance sheet containing the summary and detail of the assets, liabilities and equity (net worth) or deficit
- ☒ Statement of operations (profit or loss statement)
- ☐ Accounts receivable aging
- ☐ Postpetition liabilities aging
- ☐ Statement of capital assets
- ☐ Schedule of payments to professionals
- ☐ Schedule of payments to insiders
- ☐ All bank statements and bank reconciliations for the reporting period
- ☐ Description of the assets sold or transferred and the terms of the sale or transfer

/s/ Shane M. Reil

Signature of Responsible Party

09/19/2023

Date

Shane M. Reil

Printed Name of Responsible Party

1000 North King Street, Wilmington, DE 19801

Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 1: Cash Receipts and Disbursements	Current Month	Cumulative
a. Cash balance beginning of month	$0	
b. Total receipts (net of transfers between accounts)	$0	$0
c. Total disbursements (net of transfers between accounts)	$0	$0
d. Cash balance end of month (a+b-c)	$0	
e. Disbursements made by third party for the benefit of the estate	$0	$0
f. Total disbursements for quarterly fee calculation (c+e)	$0	$0

Part 2: Asset and Liability Status (Not generally applicable to Individual Debtors. See Instructions.)	Current Month
a. Accounts receivable (total net of allowance)	$0
b. Accounts receivable over 90 days outstanding (net of allowance)	$0
c. Inventory (Book ⦿ Market ○ Other ○ (attach explanation))	$0
d Total current assets	$0
e. Total assets	$0
f. Postpetition payables (excluding taxes)	$0
g. Postpetition payables past due (excluding taxes)	$0
h. Postpetition taxes payable	$0
i. Postpetition taxes past due	$0
j. Total postpetition debt (f+h)	$0
k. Prepetition secured debt	$0
l. Prepetition priority debt	$0
m. Prepetition unsecured debt	$0
n. Total liabilities (debt) (j+k+l+m)	$0
o. Ending equity/net worth (e-n)	$0

Part 3: Assets Sold or Transferred	Current Month	Cumulative
a. Total cash sales price for assets sold/transferred outside the ordinary course of business	$0	$0
b. Total payments to third parties incident to assets being sold/transferred outside the ordinary course of business	$0	$0
c. Net cash proceeds from assets sold/transferred outside the ordinary course of business (a-b)	$0	$0

Part 4: Income Statement (Statement of Operations) (Not generally applicable to Individual Debtors. See Instructions.)	Current Month	Cumulative
a. Gross income/sales (net of returns and allowances)	$0	
b. Cost of goods sold (inclusive of depreciation, if applicable)	$0	
c. Gross profit (a-b)	$0	
d. Selling expenses	$0	
e. General and administrative expenses	$0	
f. Other expenses	$0	
g. Depreciation and/or amortization (not included in 4b)	$0	
h. Interest	$0	
i. Taxes (local, state, and federal)	$0	
j. Reorganization items	$0	
k. Profit (loss)	$0	$0

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 5:	**Professional Fees and Expenses**					
			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
a.	Debtor's professional fees & expenses (bankruptcy) *Aggregate Total*		$0	$0	$0	$0
	Itemized Breakdown by Firm					
	Firm Name	Role				
i			$0	$0	$0	$0
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				Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
b.	Debtor's professional fees & expenses (nonbankruptcy) *Aggregate Total*			$0	$0	$0	$0
	Itemized Breakdown by Firm						
	Firm Name	Role					
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UST Form 11-MOR (12/01/2021)   6

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

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Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

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c.	All professional fees and expenses (debtor & committees)		$0	$0	$0	$0

Part 6: Postpetition Taxes	Current Month	Cumulative
a. Postpetition income taxes accrued (local, state, and federal)	$0	$0
b. Postpetition income taxes paid (local, state, and federal)	$0	$0
c. Postpetition employer payroll taxes accrued	$0	$0
d. Postpetition employer payroll taxes paid	$0	$0
e. Postpetition property taxes paid	$0	$0
f. Postpetition other taxes accrued (local, state, and federal)	$0	$0
g. Postpetition other taxes paid (local, state, and federal)	$0	$0

Part 7: Questionnaire - During this reporting period:

a.   Were any payments made on prepetition debt? (if yes, see Instructions)   Yes ○   No ◉

b.   Were any payments made outside the ordinary course of business
without court approval? (if yes, see Instructions)   Yes ○   No ◉

c.   Were any payments made to or on behalf of insiders?   Yes ○   No ◉

d.   Are you current on postpetition tax return filings?   Yes ◉   No ○

e.   Are you current on postpetition estimated tax payments?   Yes ◉   No ○

f.   Were all trust fund taxes remitted on a current basis?   Yes ◉   No ○

g.   Was there any postpetition borrowing, other than trade credit?   Yes ○   No ◉
(if yes, see Instructions)

h.   Were all payments made to or on behalf of professionals approved by   Yes ○   No ○   N/A ◉
the court?

i.   Do you have: Worker's compensation insurance?   Yes ○   No ◉

                          If yes, are your premiums current?   Yes ○   No ○   N/A ◉   (if no, see Instructions)

                          Casualty/property insurance?   Yes ◉   No ○

                          If yes, are your premiums current?   Yes ◉   No ○   N/A ○   (if no, see Instructions)

                          General liability insurance?   Yes ○   No ◉

                          If yes, are your premiums current?   Yes ○   No ○   N/A ◉   (if no, see Instructions)

j.   Has a plan of reorganization been filed with the court?   Yes ◉   No ○

k.   Has a disclosure statement been filed with the court?   Yes ◉   No ○

l.   Are you current with quarterly U.S. Trustee fees as   Yes ◉   No ○
set forth under 28 U.S.C. § 1930?

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456

Part 8: Individual Chapter 11 Debtors (Only)

a.	Gross income (receipts) from salary and wages	$0
b.	Gross income (receipts) from self-employment	$0
c.	Gross income from all other sources	$0
d.	Total income in the reporting period (a+b+c)	$0
e.	Payroll deductions	$0
f.	Self-employment related expenses	$0
g.	Living expenses	$0
h.	All other expenses	$0
i.	Total expenses in the reporting period (e+f+g+h)	$0
j.	Difference between total income and total expenses (d-i)	$0
k.	List the total amount of all postpetition debts that are past due	$0

l. Are you required to pay any Domestic Support Obligations as defined by 11   Yes ○ No ◉
    U.S.C § 101(14A)?

m. If yes, have you made all Domestic Support Obligation payments?   Yes ○ No ○ N/A ◉

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information, and provision of this information is mandatory under 11 U.S.C. §§ 704, 1106, and 1107. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6). The United States Trustee will also use this information to evaluate a chapter 11 debtor's progress through the bankruptcy system, including the likelihood of a plan of reorganization being confirmed and whether the case is being prosecuted in good faith. This information may be disclosed to a bankruptcy trustee or examiner when the information is needed to perform the trustee's or examiner's duties or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

I declare under penalty of perjury that the foregoing Monthly Operating Report and its supporting documentation are true and correct and that I have been authorized to sign this report on behalf of the estate.

/s/ John Halloran   John Halloran
Signature of Responsible Party   Printed Name of Responsible Party

Deputy Chief Restructuring Officer   09/19/2023
Title   Date

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



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UST Form 11-MOR (12/01/2021)   10

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



Bankruptcy1to50



Bankruptcy51to100



NonBankruptcy1to50



NonBankruptcy51to100

Debtor's Name PLx Pharma Winddown Corp.   Case No. 23-10456



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IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
PLX PHARMA WINDDOWN CORP., *et al.*,[1]	Case No. 23-10456 (MFW)
Debtors.	(Jointly Administered)

NOTES TO MONTHLY OPERATING REPORT

On April 13, 2023 (the "**Petition Date**"), the above-captioned debtors and debtors in possession (the "**Debtors**") filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "**Bankruptcy Court**"). Please be advised that the accompanying monthly operating report and the exhibits thereto (the "**MOR**") are unaudited, preliminary, and may not comply with generally accepted accounting principles in the United States of America ("**U.S. GAAP**") in all material respects.

The Debtors historically prepared consolidated quarterly and annual financial statements that were audited annually. The last full year SEC-filed audit was for calendar year 2021. There were subsequent 10-Q reports filed through Q3 2022. The Debtors historically report their financial position on a consolidated basis. The MOR generally reflects the operations and financial position of the Debtors on a non-consolidated basis. Accordingly, the amounts listed in the MOR will likely differ, at times materially, from the historic consolidated financial reports. PLx Pharma Inc.'s only asset and liabilities are its investment in PLx Opco Inc.

The MOR is limited in scope, covers a limited time period, and has been prepared solely for the purpose of complying with the reporting requirements of the Bankruptcy Code and the United States Trustee. The unaudited financial statements have been derived from the Debtors' books and records. The information presented herein has not been subjected to all procedures that would typically be applied to financial information presented in accordance with U.S. GAAP. Upon the application of such procedures, the financial information could be subject to changes, and these changes could be material. The information furnished in the MOR includes normal recurring adjustments, but does not include all of the adjustments that would typically be made for interim financial statements in accordance with U.S. GAAP.

---

[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are PLx Pharma Winddown Corp. (5704) and PLx Opco Winddown Corp. (6588). The mailing address for each of the Debtors is 8 The Green, Suite #11895 Dover, DE 19901.

2

Given the complexity of the Debtors' business, inadvertent errors, omissions or over-inclusions may have occurred. Accordingly, the Debtors hereby reserve the right to amend or supplement the MOR, if necessary, but shall be under no obligation to do so.

PLx Pharma Winddown Corp
Balance Sheet
August 31, 2023

	August 31, 2023
ASSETS	
Other Assets	
1900 - Investment in PLx Opco	-11,864,902.71
Total Other Assets	-11,864,902.71
TOTAL ASSETS	**-11,864,902.71**
LIABILITIES & EQUITY	
Liabilities	
Long Term Liabilities	
2700 - Dividend Liability	128,721.87
2800 - Series A Preferred Stock	10,578,596.10
2900 - Series B Preferred Stock	1,950,648.56
Total Long Term Liabilities	12,657,966.53
Total Liabilities	12,657,966.53
Equity	
3000 - Common Stock	30,564.92
3200 - Add'l Paid in Capital	186,925,160.40
3300 - Retained Earnings	-211,478,594.56
Total Equity	-24,522,869.24
TOTAL LIABILITIES & EQUITY	**-11,864,902.71**

Accrual Basis

FLx Pharma Winddown Corp
Profit & Loss
August 2023

	August 23
Income	0.00
Expense	
8500 - Equity (Gains) losses sub	-122,549.79
Total (Income) Expense	-122,549.79
Net Income	**122,549.79**

PLx Pharma Winddown Corp.
Statement of Receipts & Disbursements August 1st - August 31st 2023

Name	Description	Amount
Cash Proceeds:		
	Sales	$0.00
	Interest	$0.00
	Total Cash Receipts	**$0.00**
Cash Disbursements:		
		$0.00
		$0.00
	Total Cash Disbursements	**$0.00**

UNITED STATES BANKRUPTCY COURT

DISTRICT OF   DELAWARE

In Re. PLx Opco Winddown Corp.   §   Case No. 23-10457

                                                  §
                                                  §   Lead Case No.   23-10456
_____   §
            Debtor(s)   §

                                                  ☒ Jointly Administered

Monthly Operating Report   Chapter 11

Reporting Period Ended: 08/31/2023   Petition Date: 04/13/2023

Months Pending: 5   Industry Classification: | 3 | 2 | 5 | 4 |

Reporting Method: Accrual Basis ⦿   Cash Basis ○

Debtor's Full-Time Employees (current):   0

Debtor's Full-Time Employees (as of date of order for relief):   0

Supporting Documentation (check all that are attached):

(For jointly administered debtors, any required schedules must be provided on a non-consolidated basis for each debtor)

☒   Statement of cash receipts and disbursements
☒   Balance sheet containing the summary and detail of the assets, liabilities and equity (net worth) or deficit
☒   Statement of operations (profit or loss statement)
☐   Accounts receivable aging
☐   Postpetition liabilities aging
☐   Statement of capital assets
☒   Schedule of payments to professionals
☐   Schedule of payments to insiders
☐   All bank statements and bank reconciliations for the reporting period
☐   Description of the assets sold or transferred and the terms of the sale or transfer

/s/ Shane M. Reil   Shane M. Reil
Signature of Responsible Party   Printed Name of Responsible Party

09/19/2023
Date
                                                       1000 North King Street, Wilmington, DE 19801
                                                       Address

STATEMENT: This Periodic Report is associated with an open bankruptcy case; therefore, Paperwork Reduction Act exemption 5 C.F.R. § 1320.4(a)(2) applies.

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 1: Cash Receipts and Disbursements	Current Month	Cumulative
a. Cash balance beginning of month	$7,665,669	
b. Total receipts (net of transfers between accounts)	$35,175	$331,419
c. Total disbursements (net of transfers between accounts)	$182,033	$2,229,019
d. Cash balance end of month (a+b-c)	$7,518,811	
e. Disbursements made by third party for the benefit of the estate	$0	$0
f. Total disbursements for quarterly fee calculation (c+e)	$182,033	$2,229,019

Part 2: Asset and Liability Status (Not generally applicable to Individual Debtors. See Instructions.)	Current Month
a. Accounts receivable (total net of allowance)	$0
b. Accounts receivable over 90 days outstanding (net of allowance)	$0
c. Inventory (Book ◉ Market ○ Other ○ (attach explanation))	$0
d Total current assets	$7,935,300
e. Total assets	$7,935,300
f. Postpetition payables (excluding taxes)	$392,038
g. Postpetition payables past due (excluding taxes)	$0
h. Postpetition taxes payable	$0
i. Postpetition taxes past due	$0
j. Total postpetition debt (f+h)	$392,038
k. Prepetition secured debt	$0
l. Prepetition priority debt	$0
m. Prepetition unsecured debt	$12,284,319
n. Total liabilities (debt) (j+k+l+m)	$12,676,358
o. Ending equity/net worth (e-n)	$-4,741,057

Part 3: Assets Sold or Transferred	Current Month	Cumulative
a. Total cash sales price for assets sold/transferred outside the ordinary course of business	$0	$100,000
b. Total payments to third parties incident to assets being sold/transferred outside the ordinary course of business	$0	$0
c. Net cash proceeds from assets sold/transferred outside the ordinary course of business (a-b)	$0	$100,000

Part 4: Income Statement (Statement of Operations) (Not generally applicable to Individual Debtors. See Instructions.)	Current Month	Cumulative
a. Gross income/sales (net of returns and allowances)	$0	
b. Cost of goods sold (inclusive of depreciation, if applicable)	$0	
c. Gross profit (a-b)	$0	
d. Selling expenses	$0	
e. General and administrative expenses	$142,344	
f. Other expenses	$-368,070	
g. Depreciation and/or amortization (not included in 4b)	$0	
h. Interest	$-32,020	
i. Taxes (local, state, and federal)	$0	
j. Reorganization items	$135,196	
k. Profit (loss)	$122,550	$-742,440

UST Form 11-MOR (12/01/2021)   2

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 5: Professional Fees and Expenses						
			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
a.	Debtor's professional fees & expenses (bankruptcy) *Aggregate Total*		$130,086	$843,576	$130,086	$843,576
	Itemized Breakdown by Firm					
	Firm Name	Role				
i	Donlin, Recano & Co	Other	$12,295	$97,872	$12,295	$97,872
ii	SierraConstellation Partners LL	Financial Professional	$17,251	$148,658	$17,251	$148,658
iii	Olshan Frome Wolosky LLP	Lead Counsel	$40,539	$259,775	$40,539	$259,775
iv	Young Conaway Stargatt & Tay	Local Counsel	$60,002	$337,271	$60,002	$337,271
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			Approved Current Month	Approved Cumulative	Paid Current Month	Paid Cumulative
b.	Debtor's professional fees & expenses (nonbankruptcy) *Aggregate Total*		$10,000	$16,807	$10,000	$16,807
	Itemized Breakdown by Firm					
	Firm Name	Role				
i	Foley & Lardner LLP	Other	$0	$3,567	$0	$3,567
ii	Leonard Baum Regulatory Solu	Other	$0	$3,240	$0	$3,240
iii	Withum Smith + Brown	Other	$10,000	$10,000	$10,000	$10,000
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UST Form 11-MOR (12/01/2021)   6

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

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Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

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c.	All professional fees and expenses (debtor & committees)		$140,086	$860,383	$140,086	$860,383

Part 6: Postpetition Taxes	Current Month	Cumulative
a. Postpetition income taxes accrued (local, state, and federal)	$0	$2,000
b. Postpetition income taxes paid (local, state, and federal)	$0	$0
c. Postpetition employer payroll taxes accrued	$0	$0
d. Postpetition employer payroll taxes paid	$0	$7,765
e. Postpetition property taxes paid	$0	$0
f. Postpetition other taxes accrued (local, state, and federal)	$0	$0
g. Postpetition other taxes paid (local, state, and federal)	$0	$0

Part 7: Questionnaire - During this reporting period:

a. Were any payments made on prepetition debt? (if yes, see Instructions)   Yes ◯   No ⦿

b. Were any payments made outside the ordinary course of business without court approval? (if yes, see Instructions)   Yes ◯   No ⦿

c. Were any payments made to or on behalf of insiders?   Yes ◯   No ⦿

d. Are you current on postpetition tax return filings?   Yes ⦿   No ◯

e. Are you current on postpetition estimated tax payments?   Yes ⦿   No ◯

f. Were all trust fund taxes remitted on a current basis?   Yes ⦿   No ◯

g. Was there any postpetition borrowing, other than trade credit? (if yes, see Instructions)   Yes ◯   No ⦿

h. Were all payments made to or on behalf of professionals approved by the court?   Yes ⦿   No ◯   N/A ◯

i. Do you have: Worker's compensation insurance?   Yes ◯   No ⦿

    If yes, are your premiums current?   Yes ◯   No ◯   N/A ⦿   (if no, see Instructions)

    Casualty/property insurance?   Yes ⦿   No ◯

    If yes, are your premiums current?   Yes ⦿   No ◯   N/A ◯   (if no, see Instructions)

    General liability insurance?   Yes ◯   No ⦿

    If yes, are your premiums current?   Yes ◯   No ◯   N/A ⦿   (if no, see Instructions)

j. Has a plan of reorganization been filed with the court?   Yes ⦿   No ◯

k. Has a disclosure statement been filed with the court?   Yes ⦿   No ◯

l. Are you current with quarterly U.S. Trustee fees as set forth under 28 U.S.C. § 1930?   Yes ⦿   No ◯

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457

Part 8: Individual Chapter 11 Debtors (Only)

a.	Gross income (receipts) from salary and wages	$0
b.	Gross income (receipts) from self-employment	$0
c.	Gross income from all other sources	$0
d.	Total income in the reporting period (a+b+c)	$0
e.	Payroll deductions	$0
f.	Self-employment related expenses	$0
g.	Living expenses	$0
h.	All other expenses	$0
i.	Total expenses in the reporting period (e+f+g+h)	$0
j.	Difference between total income and total expenses (d-i)	$0
k.	List the total amount of all postpetition debts that are past due	$0

l. Are you required to pay any Domestic Support Obligations as defined by 11 U.S.C § 101(14A)?   Yes ○   No ◉

m. If yes, have you made all Domestic Support Obligation payments?   Yes ○   No ○   N/A ◉

Privacy Act Statement

28 U.S.C. § 589b authorizes the collection of this information, and provision of this information is mandatory under 11 U.S.C. §§ 704, 1106, and 1107. The United States Trustee will use this information to calculate statutory fee assessments under 28 U.S.C. § 1930(a)(6). The United States Trustee will also use this information to evaluate a chapter 11 debtor's progress through the bankruptcy system, including the likelihood of a plan of reorganization being confirmed and whether the case is being prosecuted in good faith. This information may be disclosed to a bankruptcy trustee or examiner when the information is needed to perform the trustee's or examiner's duties or to the appropriate federal, state, local, regulatory, tribal, or foreign law enforcement agency when the information indicates a violation or potential violation of law. Other disclosures may be made for routine purposes. For a discussion of the types of routine disclosures that may be made, you may consult the Executive Office for United States Trustee's systems of records notice, UST-001, "Bankruptcy Case Files and Associated Records." *See* 71 Fed. Reg. 59,818 et seq. (Oct. 11, 2006). A copy of the notice may be obtained at the following link: http://www.justice.gov/ust/eo/rules_regulations/index.htm. Failure to provide this information could result in the dismissal or conversion of your bankruptcy case or other action by the United States Trustee. 11 U.S.C. § 1112(b)(4)(F).

<u>I declare under penalty of perjury that the foregoing Monthly Operating Report and its supporting documentation are true and correct and that I have been authorized to sign this report on behalf of the estate.</u>

/s/ John Halloran   John Halloran
Signature of Responsible Party   Printed Name of Responsible Party

Deputy Chief Restructuring Officer   09/19/2023
Title   Date

Debtor's Name PLx Opco Winddown Corp.   Case No. 23-10457


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**IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE**

In re:	Chapter 11
PLX PHARMA WINDDOWN CORP., *et al.*,[1]	Case No. 23-10456 (MFW)
Debtors.	(Jointly Administered)

NOTES TO MONTHLY OPERATING REPORT

On April 13, 2023 (the "**Petition Date**"), the above-captioned debtors and debtors in possession (the "**Debtors**") filed voluntary petitions for relief under chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware (the "**Bankruptcy Court**"). Please be advised that the accompanying monthly operating report and the exhibits thereto (the "**MOR**") are unaudited, preliminary, and may not comply with generally accepted accounting principles in the United States of America ("**U.S. GAAP**") in all material respects.

The Debtors historically prepared consolidated quarterly and annual financial statements that were audited annually. The last full year SEC-filed audit was for calendar year 2021. There were subsequent 10-Q reports filed through Q3 2022. The Debtors historically report their financial position on a consolidated basis. The MOR generally reflects the operations and financial position of the Debtors on a non-consolidated basis. Accordingly, the amounts listed in the MOR will likely differ, at times materially, from the historic consolidated financial reports. PLx Pharma Inc.'s only asset and liabilities are its investment in PLx Opco Inc.

The MOR is limited in scope, covers a limited time period, and has been prepared solely for the purpose of complying with the reporting requirements of the Bankruptcy Code and the United States Trustee. The unaudited financial statements have been derived from the Debtors' books and records. The information presented herein has not been subjected to all procedures that would typically be applied to financial information presented in accordance with U.S. GAAP. Upon the application of such procedures, the financial information could be subject to changes, and these changes could be material. The information furnished in the MOR includes normal recurring adjustments, but does not include all of the adjustments that would typically be made for interim financial statements in accordance with U.S. GAAP.

---

[1] The Debtors in these chapter 11 cases, along with the last four digits of each Debtor's federal tax identification number, are PLx Pharma Winddown Corp. (5704) and PLx Opco Winddown Corp. (6588). The mailing address for each of the Debtors is 8 The Green, Suite #11895 Dover, DE 19901.

Given the complexity of the Debtors' business, inadvertent errors, omissions or over-inclusions may have occurred. Accordingly, the Debtors hereby reserve the right to amend or supplement the MOR, if necessary, but shall be under no obligation to do so.

Balance Sheet
As of August 31, 2023

	August 31, 23
ASSETS	
Current Assets	
Checking/Savings	
1108 · SVB - Checking	249,975.00
1109 · SVB - Money Market	7,268,835.79
Total Checking/Savings	7,518,810.79
Accounts Receivable	
1114 · AR - Due from Vendor	13,408.00 *
Other Current Assets	
1301 · Prepaid Expenses	386,046.08
1300 · S/T Security Deposits	17,035.50
Total Other Current Assets	403,081.58
Total Current Assets	7,935,300.37
TOTAL ASSETS	**7,935,300.37**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
2000 · Accounts Payable	6,845,951.71
Total Accounts Payable	6,845,951.71
Other Current Liabilities	
2303 · Lease Liability - ST	76,889.25
2020 · Accrued Liabilities	5,753,516.60
Total Other Current Liabilities	5,830,405.85
Total Current Liabilities	12,676,357.56
Total Equity	-4,741,057.19
TOTAL LIABILITIES & EQUITY	**7,935,300.37**

*   **Amount due from Insurance Broker for insurance cancellation due to Vazalore sale**

Profit Loss

August 2023

	August 23
Ordinary Income/Expense	
Gross Profit	0.00
Expense	
7000 · OPERATING EXPENSES	
7001 · Accounting - Audit & Tax	36,400.00
7002 · Accounting - Support	2,877.07
7005 · Bank Service Charge	2,029.20
7830 · Consultants & Professional Svcs	16,990.00
7820 · IR & Corporate Communications	723.00
7006 · Directors Fees	18,750.00
7112 · Dues/Subscriptions/Books	102.30
7204 · D&O Insurance	61,970.28
7111 · IT Support	3,197.00
7510 · Consumer Promotion	-1,261.70 *
7108 · Office Supplies/Expenses	547.26
7110 · Postage and Delivery	19.70
Total 7000 · OPERATING EXPENSES	142,344.11
Total Expense	142,344.11
Net Ordinary Income	-142,344.11
Other Income/Expense	
Other Income	
8005 · Other Income (Expense)	368,069.68
8000 · Int Income	32,020.03
Total Other Income	400,089.71
Other Expense	
8160 · Reorganization Professional Fee	135,195.81
Total Other Expense	135,195.81
Net Other Income	264,893.90
Net Income	**122,549.79**

*   **Refund of vendor deposit**

PLx Opco Winddown Corp.
Payments to Professionals August 1st - August 31st 2023

Date	Recipient	Reason	Amount
08/11/2023	Donlin, Recano & Co	July 2023 post-petition services	$12,294.95
08/11/2023	SierraConstellation Partners	July 2023 post-petition services	$17,251.00
08/29/2023	Olshan Frome Wolosky LLP	July 2023 post-petition services	$40,538.56
08/29/2023	Young Conaway Stargatt & Taylor, LLP	July 2023 post-petition services	$60,001.50
		Total Payments to Professionals	**$130,086.01**

PLx Opco Winddown Corp.
Statement of Receipts & Disbursements August 1st - August 31st 2023

Name	Description	Amount
Cash Proceeds:		
	Interest	$32,020.03
	COBRA Reimbursements	$1,893.34
	Vendor Deposit Return	$1,261.70
	Total Cash Receipts	**$35,175.07**
Cash Disbursements:		
	Payroll & Benefits	$0.00
	Operating Expenses	$51,947.22
	Professional fees	$130,086.01
	Total Cash Disbursements	**$182,033.23**
Bank Balance:	Operating Account (4874)	$250,000.00
	Money Market Account (3433)	$7,268,835.79
	Total Bank Balance	**$7,518,835.79**
	Payments not cleared	$25.00
	Book Cash Balance	**$7,518,810.79**